SEC FILE NUMBER: 000-30239

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: September 30, 2004
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

AMEXDRUG CORPORATION
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable

8909 West Olympic Boulevard, Suite 208
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Beverly Hills, California 90211

-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[x] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

         The quarterly report of Amexdrug Corporation on Form 10-QSB could not be filed on time because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Robert N. Wilkinson   (801)           533-9645
         ---------------------   -----     ---------------------
                (Name)        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).         [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               [x] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Amexdrug Corporation anticipates reporting net income of approximately $149,000 for the fiscal quarter ended September 30, 2004 as compared to net income of $34,748 reported for the fiscal quarter ended September 30, 2003.

--------------------------------------------------------------------------------


                              Amexdrug Corporation
                           -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 15, 2004    By /s/ Jack Amin
     -------------------      -------------------------------------------------
                              Jack Amin, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional Misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C.1001).


SEC/0544